                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                        Algos Pharmaceutical Corporation
          ------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                            $.01 par value per share
          ------------------------------------------------------------
                         (Title of Class and Securities)

                                    015869100
          ------------------------------------------------------------
                                 (CUSIP Number)

                                 Carol A. Ammon
                     President and Chief Executive Officer
                      Endo Pharmaceuticals Holdings Inc.
                      223 Wilmington - West Chester Pike
                        Chadds Ford, Pennsylvania 19317
                                (610) 558-9800

                                 with a copy to:

                               Eileen Nugent, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                919 Third Avenue
                         New York, New York, 10022-3897
                                 (212) 735-3000
          ------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 26, 1999
          ------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)

                                 SCHEDULE 13D

     CUSIP No. 015869100
     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Endo Pharmaceuticals Holdings Inc.
          13-4022871
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (X)
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS

          OO
     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                        ( )

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
     -------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                      4,176,022
            SHARES                 _____________________________________
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                       None
             EACH                  _____________________________________
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                        None
             WITH                  _____________________________________
                                   10.  SHARED DISPOSITIVE POWER
                                          None
     -------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,176,022
     -------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                                ( )

     -------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          23.995%
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          CO
     -------------------------------------------------------------------

                  This statement on Schedule 13D ("Schedule 13D") is being filed pursuant to Rule 13d-1 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by Endo Pharmaceuticals Holdings Inc., a Delaware corporation ("Endo"), with respect to the common stock, par value $.01 per share (the "Common Stock"), of Algos Pharmaceutical Corporation (the "Issuer" or "Algos").

Item 1.           Security and Issuer.
                  --------------------

                  This Schedule 13D relates to the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 1333 Campus Parkway, Neptune, New Jersey 07753-6815.

Item 2.           Identity and Background.
                  ------------------------

                  (a) This Schedule 13D is being filed by Endo. A majority of the outstanding capital stock of Endo is beneficially owned by Kelso Investment Associates V, L.P., a Delaware limited partnership ("KIA V"), and Kelso Equity Partners V, L.P., a Delaware limited partnership ("KEP V"). The general partner of KIA V is Kelso Partners V, L.P. ("KPV"). The general partners of KPV and KEP V are Frank T. Nickell, Thomas R. Wall, IV, George E. Matelich, David I. Wahrhaftig, Frank K. Bynum, Jr., Philip E. Berney and Joseph S. Schuchert (such individuals, collectively, the "Principals"). Endo, KIA V, KEP V, KPV and the Principals are hereinafter sometimes collectively referred to as the "Item 2 Persons."

                  Endo, KIA V, KEP V, KPV and the Principals hereby disclaim beneficial ownership of any shares of the Common Stock which may be voted by Endo, and the filing of this statement shall not be construed as an admission that the Item 2 Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any such shares of Common Stock.

                  (b)-(c), (f)

                  Endo
                  ----

                  Endo is principally engaged in the business of researching, developing, manufacturing, marketing and selling both branded and generic pharmaceuticals primarily for the treatment of pain. The principal business address of Endo, which also serves as its principal office, is 223 Wilmington-West Chester Pike, Chadds Ford, Pennsylvania 19317.

                  The name, business address, present principal occupation (including the name and address of the corporation or organization in which such employment is conducted) and citizenship of each executive officer and director of Endo are set forth in Schedule A hereto, which is incorporated herein by reference.

                  KIA V
                  -----

                  KIA V, is a Delaware limited partnership, the principal business of which is private investing. The principal business address of KIA V, which also serves as its principal office, is 320 Park Avenue, 24/th/ Floor, New York, New York 10022. Information with respect to KPV, the general partner of KIA V, and the Principals, the general partners of KPV, is set forth below.

                  KEP V
                  -----

                  KEP V, is a Delaware limited partnership, the principal business of which is co-investing with KIA V. The principal business address of KEP V, which also serves as its principal office, is 320 Park Avenue, 24/th/ Floor, New York, New York 10022. Information with respect to the Principals, the general partners of KEP V, is set forth below.

                  KPV and the Principals
                  ----------------------

                  KPV, is a Delaware corporation, the principal business of which is being the general partner of KIA V. The principal business address of KPV, which also serves as its principal office is 320 Park Avenue, 24/th/ Floor, New York, New York 10022. The name, business address, present principal occupation (including the name and address of the corporation or organization in which such employment is conducted) and citizenship of the Principals, the general partners of KPV and KEP V, are set forth in Schedule A hereto, which is incorporated herein by reference.


                  (d)-(e) During the last five years, none of the Item 2 Persons and to the best of each of the Item 2 Persons' knowledge, any of their respective executive officers, controlling persons or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.
                  --------------------------------------------------

                  Endo may be deemed to have acquired beneficial ownership of 4,176,022 shares of Algos Common Stock pursuant to certain voting agreements. In accordance with the terms and conditions of such voting agreements, dated as of November 26, 1999 (the "Voting Agreements"), by and among Endo, Endo Inc., a wholly-owned subsidiary of Endo, and each of the following stockholders of the Issuer: (i) Karen B. Lyle, (ii) Michael Hyatt,
(iii) Michael Hyatt, as Trustee for the Trust Under the Will of Inez Kimmel,
(iv) Michael Hyatt, as Trustee for The Todd Kimmel Trust, (v) Michael Hyatt, as Trustee for The Melissa Kimmel Trust, (vi) Michael Hyatt, as Trustee for The Anita Hyatt Family Trust, (vii) Frank S. Caruso ("Caruso"), (viii) John W. Lyle ("Lyle"), (ix) Roger H. Kimmel, as Trustee for The Hyatt Family Trust, (x) Roger
H. Kimmel, (xi) Frank S. Caruso, as Trustee for The Frank S. Caruso Irrevocable Trust, (xii) James R. Ledley, (xiii) Donald G. Drapkin, (xiv) Donald Drapkin and
(xv) Patricia Caruso (each a "Stockholder," and collectively, the "Stockholders"), Endo has been granted an irrevocable proxy, coupled with an interest, from each of the Stockholders to vote the respective shares of Common Stock for the following registered holders, solely in the certain circumstances described below:

Registered Holder                             Number of Shares
-----------------                             ----------------

Karen B. Lyle                                 1,344,416
Michael Hyatt(1)                                829,551
Trust Under the Will of Inez Kimmel             657,193
Todd Kimmel Trust                               171,530
Melissa Kimmel Trust                            155,000
Anita Hyatt Family Trust                         20,750
Frank S. Caruso                                 370,200
John W. Lyle                                    224,100
Hyatt Family Trust                              221,332
Roger H. Kimmel(2)                               30,000
Frank S. Caruso Irrevocable Trust                24,900
James R. Ledley                                 109,450
Donald G. Drapkin                                 8,300
Donald Drapkin                                    8,300
Patricia Caruso                                   1,000

--------------------------------------------------------
(1)  Does not include shares owned by the Kimmel Trusts listed below.
(2)  Does not include shares owned by the Hyatt Trusts listed above.

                  Upon the terms and subject to the conditions of the Voting Agreements, Endo may vote the shares of Common Stock held by the Stockholders:

                  (A) In favor of the merger of the Issuer with and into Endo Inc. (the "Merger"), the execution and delivery by the Issuer of the Agreement and Plan of Merger, dated as of November 26, 1999 (the "Merger Agreement"), by and among Endo, Endo Inc. and the Issuer and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and the Voting Agreements and any actions required in furtherance of the Merger Agreement and the Voting Agreements; and

                  (B) Against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (1) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Issuer; (2) a sale, lease or transfer of a material amount of assets of the Issuer or a reorganization, recapitalization, dissolution or liquidation of the Issuer; (3)(a) any change in the majority of the board of directors of the Issuer; (b) any material change in the present capitalization of the Issuer or any of its subsidiaries or any amendment of the certificate of incorporation or similar governing document of the Issuer; (c) any other material change in the corporate structure or business of the Issuer; or (d) any other action, which, in the case of each of the matters referred to in clauses (a), (b) or (c) above, is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or materially adversely affect the contemplated economic benefits to Endo and Endo Inc. of the Merger or the transactions contemplated by the Merger Agreement or the Voting Agreements.

                  The foregoing voting rights granted to Endo pursuant to the terms of the Voting Agreements may hereinafter be referred to collectively as the "Voting Rights." Other than as set forth above, the Item 2 Persons possess no right or power to vote, direct the voting of, dispose or direct the disposition of, the Common Stock. Reference is hereby made to the Voting Agreements, a form of which is attached as Exhibit 1 hereto, for the full text of the terms thereof.

Item 4.           Purpose of Transaction.
                  -----------------------

                  (a) Under the Voting Agreements, each of the Stockholders has agreed to: (1) not transfer (sale, gift, pledge or dispose), consent to any transfer or enter into any contract or option with respect to any such transfer of any Common Stock that would result in that Stockholder no longer having the power to vote or cause to be voted the Common Stock; (2) not grant any proxy or power-of-attorney with respect to the Common Stock; (3) not deposit the Common Stock into a voting trust or enter into a voting agreement; (4) not request that the Issuer register the transfer of Common Stock interests; (5) waive appraisal rights; and (6) not to take any action that would restrict, limit or interfere with the performance of that Stockholder's obligations under the Voting Agreements or the Merger Agreement.

                  Pursuant to the terms of a certain letter agreement, dated as of November 26, 1999 ("Letter Agreement"), by and among Lyle, Caruso and Endo, Lyle and Caruso are permitted to sell an aggregate of 290,500 shares of Algos Common Stock, representing (i) 224,100 shares that Lyle owns and (ii) 66,400 shares that Caruso owns, on the open market after December 20, 1999 in the event either (a) a proxy statement has been filed with the Securities and Exchange Commission ("SEC") and made publicly available on or prior to December 20, 1999 or (b) a press release relating to the Merger and the Merger Agreement has been released to the general public on or prior to December 20, 1999 such that Endo, on the one hand, and Lyle and Caruso, on the other hand, each after consultation with outside counsel, reasonably believe that such sales may be made in accordance with the federal securities laws. If neither of the actions contemplated by the prior sentence occur on or prior to December 20, 1999, then Endo shall, or shall cause an Affiliate (as defined in the Merger Agreement) of Endo, to purchase such shares from Lyle and Caruso on or before December 31, 1999 at a price equal to the average closing price of the Algos Common Stock as reported on NASDAQ for the five-trading-day period immediately preceding such purchase (ending on the day immediately prior to such purchase). The closing and settlement of any such sale to Endo, or an Affiliate thereof, shall occur on or before December 31, 1999 and payment for the shares shall be made by wire transfer of immediately available funds.

                  (b)-(c) As discussed in Item 3 above, the Voting Agreements were entered into as a condition to, and in consideration for, the Merger Agreement. The purpose of entering into the Voting Agreements was to facilitate the Merger.

                  In the Merger, the Issuer will merge with and into Endo Inc., and the Issuer will cease to exist as a separate corporate entity. Immediately after the Merger, current Endo stockholders will own 80% of the combined public company's approximately 89.5 million pro forma fully-diluted outstanding shares, while the Issuer's stockholders will own 20%.

                  Each Algos stockholder will receive (i) one share of Endo common stock for each share of Algos Common Stock held by them and (ii) one Endo warrant for each of their shares of Common Stock of the Issuer. These Endo warrants will be exercisable for $0.01 per share into a specified number of shares of Endo common stock depending on the timing of approval by the U.S. Food and Drug Administration ("FDA") of MorphiDex/(R)/, an Algos product designed to treat moderate-to-severe pain arising from cancer, for one or more pain indications. If FDA approval of MorphiDex/(R)/ is obtained on or before December 31, 2001, holders of these warrants will, upon exercise of these warrants, receive, in the aggregate, an additional 15% of the pro forma combined company (to be calculated as if all of such warrants had been exercised at the completion of the Merger). This percentage will be reduced by an amount that represents 5 percentage points for each six months after December 31, 2001 that MorphiDex/(R)/ is not approved. If FDA approval of MorphiDex/(R)/ is not attained by December 31, 2002, these warrants will expire unexercised.

                  If Endo does not meet or exceed a specified gross profit target, based on current Endo products and products currently under development by Endo, of $147.4 million for fiscal year 2000, shares held by Endo stockholders who held such shares prior to the Merger will be returned to treasury, thereby increasing current Algos stockholders' ownership of Endo by an additional 5 percentage points.

                  In addition, immediately prior to the Merger, each current Endo stockholder will receive one warrant for each of its Endo shares to be exercised for $0.01 per share into Endo common stock if FDA approval of MorphiDex/(R)/ is not attained by December 31, 2002. If FDA approval of MorphiDex/(R)/ is not attained by this date, then, upon exercise of these warrants, holders of these warrants will receive an additional 5% of the pro forma combined company (to be calculated as if all of these warrants had been exercised at the closing of the Merger). If FDA approval of MorphiDex/(R)/ is attained by December 31, 2002, these warrants will expire unexercised.

                  Pursuant to the Voting Agreements, the Stockholders have agreed to: (1) not transfer (sale, gift, pledge or dispose), consent to any transfer or enter into any contract or option with respect to any such transfer of any Common Stock that would result in the member of the stockholder party not to have the power to vote or cause to be voted the Common Stock; (2) not grant any proxy or power-of-attorney with respect to the Common Stock; (3) not deposit the Common Stock into a voting trust or enter into a voting agreement; (4) not request that the Issuer register the transfer of Common Stock interests; (5) waive appraisal rights; and (6) not to take any action that would restrict, limit or interfere with the performance of their obligations under the Voting Agreements or the Merger Agreement.

                  On November 26, 1999, Endo Pharmaceuticals Inc., a Delaware corporation and operating subsidiary of Endo, and the Issuer entered into a collaboration agreement (the "Collaboration

Agreement") under which the parties will co-develop oxycodone-based products using the Issuer's proprietary technology. Endo will be the exclusive worldwide marketer of these products. In the event that the Merger is not consummated, this collaboration agreement will survive.

                  (d)-(g) As discussed in Item 4(b) above, the Issuer will be merging with and into Endo. As a result of the Merger, the Algos stockholders will become stockholders of Endo and will be governed by Endo's amended and restated certificate of incorporation ("Amended Certificate") and amended and restated by-laws ("Amended By-Laws") and the laws of the State of Delaware. The Amended Certificate and Amended By-Laws will differ from Algos' amended and restated certificate of incorporation and amended and restated by-laws in certain respects, including, but not limited to:

                  (1) The number of directors will be at least seven but not more than eleven persons. The exact number of directors are to be fixed (x) by the resolution of the board, (y) by resolution adopted by the vote of a majority of the stockholders of common stock or (z) by consent executed on behalf of the stockholders. The board of directors (the "Board") immediately after the Merger will consist of 9 directors.

                  (2) The Board will not be classified.

                  (3) The total number of shares of authorized capital stock is currently anticipated to be 175,078,160, consisting of (x) 142,656,279 shares of common stock, par value $.01 per share, and (y) 32,421,881 shares of preferred stock, par value $.01 per share.

                  (4) Vacancies in the Board may be filled by a vote of a majority of the remaining Board, though less than a quorum, or even by a sole remaining director. Algos will possess the right to appoint three directors of Endo following the Merger and for a period of three years, these three Algos directors on the Board will fill any vacancies created by them for other than cause with a nominee of the remaining Algos-nominated directors.

                  (5) Actions permitted to be taken at the meeting of the stockholders may be taken without (x) a meeting, (y) prior notice and (z) a vote, if a consent in writing is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take actions at the stockholder meeting.

                  (6) When dividends are declared, the holders of the common stock will be entitled to share equally, share for share, in the dividends. The Board may declare dividends at regular or special meetings and may decide to pay in cash, in property, or in shares of capital stock. Before payment of the dividend, the board can set aside out of funds of Endo available for dividends, sums that in its absolute discretion, the board deems necessary for the purpose of a reserve of funds to meet contingencies, or for equalizing dividends, or for repairing or maintaining the property of Endo.

                  (h)-(i) When the Merger is completed pursuant to the Merger Agreement and the Voting Agreements, the Common Stock of the Issuer will be delisted from the NASDAQ National Market and will be deregistered under Section 12(g)(4) of the Exchange Act.

                  (j) Not applicable.

                  The descriptions herein of the Voting Agreements, the Letter Agreement, the Merger Agreement, the Amended Certificate and the Amended By-Laws do not purport to be complete and are qualified in their entirety by reference to the form of Voting Agreement; Letter Agreement, Merger Agreement, the form of Amended Certificate and the form of Amended By-Laws, copies of which are attached hereto as Exhibits 1-5, respectively.

Item 5.  Interest in Securities of the Issuer.
----------------------------------------------

                  (a)-(b)

                  Endo
                  ----

                  As a result of the Voting Agreements, the aggregate number of shares of the Common Stock of Algos that Endo has the sole power to vote or to direct the vote of (and as a result, may, under Rule 13d-3 under the Exchange Act, be deemed the beneficial owner of) is 4,176,022, which constitutes approximately 23.995% of the 17,403,895 shares of such Common Stock outstanding as of November 22, 1999, as disclosed in the Merger Agreement. Endo hereby disclaims beneficial ownership of any shares of Algos Common Stock which it may vote, and the filing of this Schedule 13D shall not be construed as an admission that Endo is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any such shares of Common Stock.

                  All Other Item 2 Persons

                  As a result of the Voting Agreements, because of their direct or indirect ownership of the majority of the capital stock of Endo, all other
Item 2 Persons may be deemed as possessing the sole power to vote or to direct the vote of (and as a result, may, under Rule 13d-3 under the Exchange Act, be deemed the beneficial owner of) 4,176,022 shares of Common Stock, which constitutes approximately 23.995% of the 17,403,895 shares of such Common Stock outstanding as of November 22, 1999, as disclosed in the Merger Agreement. However, all such Item 2 Persons (including Endo) disclaim beneficial ownership of such shares of Common Stock.

                  (c) As described in Items 3 and 4 of this Schedule 13D, Endo entered into the Voting Agreement, the Merger Agreement and the Letter Agreement within the last sixty (60) days.

                  (d) Other than with respect to the Voting Rights, the Item 2 Persons possess no powers, rights or privileges with respect to the Algos Common Stock. All other powers, rights and privileges with respect to the Algos Common Stock remain with the Stockholders, including, but not limited to, the right to receive, or the power to direct, the receipt of dividends from, or the proceeds from the sale of, such shares of Algos Common Stock.

                  (e) Not applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships
                  --------------------------------------------------------
                  With Respect to Securities of the Issuer.
                  -----------------------------------------

                  Except for the Voting Agreements, the Merger Agreement and the Letter Agreement into which Endo has entered, as described in Items 3 and 4 above, none of the Item 2 Persons and to the best of each of the Item 2 Persons' knowledge, any of their respective executive officers, controlling persons or directors named in Schedule A hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including, but not limited to, transfers or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.           Materials to be Filed as Exhibits.
                  ----------------------------------

                  Exhibit           Description
                  -------           -----------

                       1 Form of Voting Agreement, dated as of November __, 1999, by and among Endo

                                    Pharmaceuticals Holdings Inc., Endo Inc. and the stockholders party thereto.

                  2 Letter Agreement, dated as of November 26, 1999, by and among John W. Lyle, Frank S. Caruso and Endo Pharmaceuticals Holdings Inc.

                  3 Agreement and Plan of Merger, dated as of November 26, 1999, by and among Endo Pharmaceuticals Holdings Inc., Endo Inc. and Algos Pharmaceutical Corporation.

                  4 Form of Amended and Restated Certificate of Incorporation of Endo Pharmaceuticals Holdings Inc.

                  5 Form of Amended and Restated By-laws of Endo Pharmaceuticals Holdings Inc.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated: December 14, 1999               ENDO PHARMACEUTICALS HOLDINGS INC.


                                      By:  /s/ Carol A. Ammon
                                           -----------------------------------
                                    Name:  Carol A. Ammon
                                   Title:  President & Chief Executive Officer

                                                                      Schedule A
                                                                      ----------

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                       ENDO PHARMACEUTICALS HOLDINGS INC.

                  The name, business address, title and present principal occupation or employment of each of the current directors and executive officers of Endo Pharmaceuticals Holdings Inc. ("Endo") are set forth below. If no business address is given, the director's or officer's business address is 223 Wilmington-West Chester Pike, Chadds Ford, Pennsylvania 19317. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Endo, and each person is a citizen of the United States of America.

Name and Business Address                                    Title
-------------------------                                    -----
Directors

Carol A. Ammon.................................              President and Chief Executive Officer

Michael B. Goldberg............................              Managing Director of Kelso & Co.
Kelso & Co.
320 Park Avenue
New York, NY 10022

David I. Wahrhaftig ...........................              Managing Director of Kelso & Co.
Kelso & Co.
320 Park Avenue
New York, NY 10022

Executive Officers
(Who Are Not Directors)

Jeffrey R. Black................................              Senior Vice President, Chief Financial Officer and Treasurer

Mariann T. MacDonald............................              Executive Vice President-Operations

Louis J. Vollmer................................              Executive Vice President-Sales and Marketing

David A. H. Lee, M.D., Ph.D.....................              Senior Vice President-Research and Development
(Citizen of the United Kingdom)


Osagie O. Imasogie..............................              Senior Vice President-Business Development, General
                                                              Counsel and Secretary

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                                 KELSO & COMPANY

                  The name, business address, title and present principal occupation or employment of each of the current general partners of KPV, the general partners of KIAV, and of KEPV are set forth below. Each individual is both a general partner of KPV and KEPV. If no business address is given, the individual's business address is 320 Park Avenue, 24/th/ Floor, New York, New York 10022. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Kelso & Company, L.P., a New York based private investment firm that manages KIAV, and each person is a citizen of the United States of America.


Name and Business Address                   Present Principal Occupation
-------------------------                   ----------------------------
Frank T. Nickell                            President & Chief Executive Officer
Thomas R. Wall, IV                          Managing Director
George E. Matelich                          Managing Director
Michael B. Goldberg                         Managing Director
David I. Wahrhaftig                         Managing Director
Frank K. Bynum, Jr.                         Managing Director
Philip E. Berney                            Managing Director
Joseph S. Schuchert                         Chairman

                                 EXHIBIT INDEX


                  Exhibit        Description
                  -------        -----------

                    1            Form of Voting Agreement, dated as of November
                                   , 1999, by and among Endo Pharmaceuticals
                                 Holdings Inc., Endo Inc. and the stockholders party thereto.

                    2 Letter Agreement, dated as of November 26, 1999, by and among John W. Lyle, Frank S. Caruso and Endo Pharmaceuticals Holdings Inc.

                    3 Agreement and Plan of Merger, dated as of November 26, 1999, by and among Endo Pharmaceuticals Holdings Inc., Endo Inc. and Algos Pharmaceutical Corporation.

                    4 Form of Amended and Restated Certificate of Incorporation of Endo Pharmaceuticals Holdings Inc.

                    5 Form of Amended and Restated By-laws of Endo Pharmaceuticals Holdings Inc.

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